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|FORM 4|
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[_] Check this box if no longer subject to
    Section 16.  Form 4 or Form 5 obligations
    may continue.  See Instruction 1(b).




                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

FASCITELLI,                         ELIZABETH              C.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

C/O GOLDMAN, SACHS & Co.
85 BROAD STREET
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                                    (Street)

NEW YORK                             NY                10004
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name AND Ticker or Trading Symbol


CARMIKE CINEMAS, INC. (CMKC)
________________________________________________________________________________
3.   I.R.S. or Identification Number of Reporting Person (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year


JANUARY/2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

                           -----------------------------
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________


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           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (Month/Day/    Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
                                       Year)
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


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CLASS A COMMON STOCK,
PAR VALUE $.03 PER SHARE              1/31/2002       J              (02)         D     (02)      0           (01),(02)    (01),(02)
                                                     (02)
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COMMON STOCK,
PAR VALUE $.03 PER SHARE              1/31/2002       J              (02)         A     (02)     (01),(02)       I         (01),(02)
                                                     (02)
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

If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                            (Print or Type Response)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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SERIES A SENIOR    $25.00  1/31/2002   J         D           11/30/99  NONE    (03)    (02),(03)  (02)    0         (01),     (01),
CUMULATIVE                   (02)      (02)     (02),          (03)    (03)                                         (02),     (02),
CONVERTIBLE                                     (03)                                                                (03)      (03)
EXCHANGEABLE
PREFERRED
STOCK, PAR VALUE
$1.00
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====================================================================================================================================


Explanation of Responses:


01. The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is wholly owned, directly and indirectly, by The Goldman Sachs Group, Inc. ("GS Group"). The Reporting Person disclaims beneficial ownership of the securities reported herein as indirectly owned except to the extent of her pecuniary interest therein, if any.


02. As disclosed by Carmike Cinemas, Inc. (the "Company") in the Amendment to Form 8-A filed with the Securities and Exchange Commission on January 31, 2002, on January 31, 2002 (the "Effective Date"), the Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (the "Plan") of the Company became effective and, as a result, the shares of Class A Common Stock, par value $.03 per share ("Class A Common Stock"), and the shares of Class B Common Stock, par value $.03 per share ("Class
      B Common Stock" and, together with the Class A Common Stock, the "Old Common Stock"), and the shares of Series A Cumulative Convertible Exchangeable Preferred Stock, par value $1.00 per share (the "Old Preferred Stock") of the Company issued and outstanding immediately prior to the Effective Date were automatically cancelled and extinguished. As of the Effective Date, in accordance with the Plan, the Company established, pursuant to its Amended and Restated Certificate of Incorporation, twenty-one million (21,000,000) shares of authorized capital stock of the Company, consisting of twenty million (20,000,000) shares of the Common Stock and one million (1,000,000) shares of Preferred Stock, par value $1.00 per share (the "Preferred Stock"). Based on information provided to Goldman Sachs by the Company, as of February 5, 2002, 9,000,000 shares of Common Stock were issued and outstanding, an additional 1,000,000 share of Common Stock were reserved for issuance pursuant to the Carmike 2002 Stock Plan, and no shares of the Preferred Stock were issued and outstanding. Pursuant to the Plan, holders of Old Preferred Stock cancelled on the Effective Date received shares of Common Stock approximating 46.6% of the post-Effective Date shares of issued and outstanding Common Stock of the Company on a fully diluted basis; holders of Old Common Stock cancelled on the Effective Date received shares of Common Stock approximating 24.7% of the post-Effective Date shares of issued and outstanding Common Stock of the Company on a fully diluted basis.

      Immediately prior to the Effective Date, Goldman Sachs and GS Group may be deemed to have owned, beneficially and indirectly, an aggregate of 2,608,000 shares of Class A Common Stock, consisting of (a) 408,000 shares of Class A Common Stock and (b) 550,000 shares of Series A Preferred Stock, in each case, through certain investment partnerships of which affiliates of Goldman Sachs and GS Group are the general partner, managing partner or managing general partner (the "Limited Partnerships"). Goldman Sachs is the investment manager of certain of the Limited Partnerships.


      Immediately after the Effective Date as of February 11, 2002, and pursuant to the Plan, each of Goldman Sachs and GS Group may be deemed to own, beneficially and indirectly, an aggregate of 4,197,520 shares of Common Stock, consisting of the 4,197,520 shares of Common Stock beneficially owned by the Limited Partnerships. Goldman Sachs and GS Group each disclaim beneficial ownership of the securities owned by the Limited Partnerships except to the extent of their pecuniary interest therein.


03. Each share of Old Preferred Stock was convertible, on and after November 30, 1999, at any time at the option of the holder into four shares of Class A Common Stock. As described above, pursuant to the Plan, as of the Effective Date, all 550,000 shares of Old Preferred Stock (convertible into 2,200,000 shares of Class A Common Stock), which may deemed to have been owned beneficially and indirectly by Goldman Sachs and GS Group through Limited Partnerships were cancelled and extinguished.





SIGNATURES:


         By: /s/ Roger S. Begelman                     Date:   February 11, 2002
             -------------------------
             ** Signature of Reporting Person
                Attorney-in-fact






** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

                                Power of Attorney





         The undersigned does hereby appoint Hans L. Reich and Roger S. Begelman his true and lawful attorneys, and each of them his true and lawful attorney, with power to act without the other, and with full power of such substitution, to execute for her and in her name any Initial Statement of Beneficial Ownership of Securities on Form 3, any Statement of Change in Beneficial Ownership on Form 4 and any Annual Statement of Changes in Beneficial Ownership on Form 5 which may be required to be filed by him with the Securities and Exchange Commission and any and all instruments necessary or incidental therewith, hereby granting unto said attorneys and each of them full power and authority to do an perform in the name and on behalf of the undersigned, and in any and all capacities, every act and thing whatsoever required or necessary to be done in and about the premises, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and approving the act of said attorneys and each of them.

         This power of attorney shall not be affected by the subsequent disability or incompetence of the principal. In witness thereof the undersigned hereunto set her hand this 8th day of May 1998.




                                                 s/ Elizabeth C. Fascitelli
                                                 -----------------------------
                                                 Elizabeth C. Fascitelli